SHINE REGISTRY, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

Shine Registry
Balance Sheet
As of December 31, 2022

		Jan - Dec 2021		Jan - Dec 2022
ASSETS				
Current Assets				
Bank Accounts				
Checking		10,539.83		16,301.95
PayPal Bank		34.25		34.25
Total Bank Accounts	$	10,574.08	$	16,336.20
Total Other Current Assets	$	0.00	$	0.00
Total Current Assets	$	10,574.08	$	16,336.20
TOTAL ASSETS	$	10,574.08	$	16,336.20
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
SAFE Notes		100,763.80		176,752.25
Federal Unemployment (940)		84.00		61.50
NYS Income Tax		225.76		304.15
Total Payroll Liabilities	$	309.76	$	365.65
Total Other Current Liabilities		$ 101,073.56		$ 177,117.90
Total Liabilities		$ 101,073.56		$ 177,117.90
Equity				
Common stock		1,000.00		1,000.00
APIC		9,655.10		9,655.10
Retained Earnings		-17,857.62		-101,154.58
Net Income		-83,296.96		-70,282.22
Total Equity	-$	90,499.48	-$	160,781.70
TOTAL LIABILITIES AND EQUITY	$	10,574.08	$	16,336.20

Shine Registry
Profit and Loss
January 2021 - December 2022

	Jan - Dec 2021	Jan - Dec 2022
Income		
Partnerships	33,455.00	350.00
Crowdfunding Transaction Fees	1,044.08	1,314.35
Total Income	$ 34,499.08	$ 1,664.35
Gross Profit	$ 34,499.08	$ 1,664.35
Expenses		
Salaries and Benefits		
Salaries & Wages	99,161.58	33,250.00
Employer Payroll Taxes	8,106.91	3,218.95
Total Salaries and Benefits	$ 107,268.49	$ 36,468.95
Facilities Expense		
Office Supplies	3,734.64	547.21
Office Equipment	0.00	16.00
Software	1,740.04	787.22
Total Facilities Expense	$ 5,474.68	$ 1,350.43
Operating Expenses		
Travel	527.84	0.00
Professional Fees	0.00	3,845.73
Accounting & Tax	0.00	1,150.00
Legal	1,779.00	125.00
Payroll Processing Fee	294.75	0.00
Total Professional Fees	$ 2,073.75	$ 5,120.73
Dues and Subscriptions	0.00	6,229.70
Business Meals	410.46	0.00
Contractors	-162.95	18,050.00
Total Operating Expenses	$ 2,849.10	$ 29,400.43
Advertising & Marketing	1,449.85	50.00
Ask My Accountant	120.00	0.00
Total Expenses	$ 117,162.12	$ 67,269.81
Net Operating Income	-$ 82,663.04	-$ 65,605.46
Other Expenses		
Bank Fees	183.92	29.50
Taxes and Licenses	450.00	4,647.26
Total Other Expenses	$ 633.92	$ 4,676.76
Net Other Income	-$ 633.92	-$ 4,676.76
Net Income	-$ 83,296.96	-$ 70,282.22

Shine Registry
Statement of Cash Flows
January 2021 - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		*-146,579.18*
Adjustments to reconcile Net Income to Net Cash provided by operations:		*0.00*
SAFE Notes		*176,752.25*
Payroll Liabilities:Federal Taxes		*0.00*
Payroll Liabilities:Federal Unemployment		*61.50*
Payroll Liabilities:NYS Income Tax		*304.15*
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	*$*	*170,117.90*
Net cash provided by operating activities	**$**	**23,538.72**
FINANCING ACTIVITIES		
Common stock		*-56,619.16*
APIC		*5,155.10*
Net cash provided by financing activities	**-$**	**51,464.06**
Net cash increase for period	**-$**	**27,925.34**
Cash at beginning of period		*44,261.54*
Cash at end of period	**$**	**16,336.20**

Shine Registry
Consolidated Statement of Equity
January 2021 - December 2022

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, 2021	-	$ -	-	$ -	$56,818	$ -	$56,818
Contributions	1,000,000	$ 1,000	-	-	$75,809	$ -	$75809
Other comprehensive gain/(loss)	-	$ -	-	-	-	$ -	-
Net income	-	$ -	-	-	-	$(153,579)	$ (153,579)
ENDING BALANCE, DECEMBER 31, 2020	1,000,000	$1,000	-	-	132,627	-$153,579	-$20,952

SHINE REGISTRY, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Shine Registry, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an online platform for founders and small business owners to ask for the things they need in the style of a wedding registry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal years ended December 31, 2022 and December 31, 2021, the Company's cash positions include its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. FOOTNOTES

SAFE raised in 2019 totaled $50,000 made up of two investments of $25,000 at a $1,250,000 pre-money valuation with a 20% discount. SAFE raised in 2021 totaled $50,000 made up of one investment of $50,000 at a $1,250,000 pre-money valuation with a 20% discount.

In 2022, Shine Registry raised $77,158 through an equity crowdfunding campaign on Wefunder. This was done on a SAFE at a $2,500,000 valuation with a 20% discount.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. To the best of our knowledge, no events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.